1-14522

P.E. 3-1-02

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, bldg. 14, Moscow, Russian Federation 125083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: March 20, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FOURTH QUARTER AND YEAR END 2001 FINANCIAL AND OPERATING RESULTS

-- NET REVENUE, EBITDA AND NET INCOME GROWTH CONTINUING --
-- 2.6 MILLION SUBSCRIBERS AS OF TODAY --

Moscow and New York (March 20, 2002) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced its financial and operating results for the fourth quarter and year ended December 31, 2001. The fourth quarter of 2001 was the fourth consecutive quarter of profitable growth as the Company reported strong results in subscriber acquisitions in the Moscow license area and significant progress in its national expansion. The Company also reported continued growth in net revenues, EBITDA and net income. For the year ended December 31, 2001, VimpelCom reported net revenues of $422.6 million, a year-to-year growth of 54.2% from $274.1 million in 2000; EBITDA of $148.5 million, a year-to-year growth of 185.5% from $52.0 million in 2000; and net income of $47.3 million compared to a net loss of $77.8 million in 2000.

As of December 31, 2001, VimpelCom had approximately 2.11 million subscribers on its wireless networks and networks operated by VimpelCom's subsidiaries, including 1.91 million subscribers in the Moscow license area, a total year-to-year growth of approximately 153.3%. As of today, VimpelCom's total number of subscribers reached approximately 2.6 million, with approximately 2.33 million subscribers in the Moscow license area.

Using independent sources to estimate the number of subscribers of the Company's competitors in the Moscow license area, VimpelCom estimates that its market share in the Moscow license area was 46.5% at the end of 2001, a significant improvement compared to the Company's estimated market share of 39.1% reported at the end of 2000.

Commenting on today's announcement, Jo Lunder, CEO and General Director of VimpelCom, said, "2001 was a breakthrough year for VimpelCom. During 2001, the Company:

- continued its trend of increasing profitability every quarter;
- showed strong revenue and EBITDA growth;
- regained leadership in gross sales and net subscriber additions in the key Moscow market through successful marketing and advertising campaigns as well as its high quality network and customer service;

- more -

- concluded a strategic partnership agreement with Alfa Group, a leading Russian financial industrial consortium, in order to accelerate the Company's national expansion; and
- between May and December, doubled its total subscriber base from 1 million to 2 million subscribers, with a strong growth trend continuing into 2002."

Mr. Lunder continued, "In 2002, we plan to further strengthen our position in Moscow and continue to upgrade and expand our national operations. A distinctive feature of our strategy is to provide our subscribers with the same high quality services across Russia in a unified nationwide wireless network."

Key Financial and Operating Indicators

	Three months ended			Year ended		
	Dec. 31, 2001	**Dec. 31, 2000**	**Change (%)**	**Dec. 31, 2001**	**Dec. 31, 2000**	**Change (%)**
Net revenue (US$,000)	134,082	74,832	79.2%	422,602	274,136	54.2%
EBITDA (US$,000)	43,756	13,812	216.8%	148,456	51,993	185.5%
EBITDA margin	32.6%	18.5%	76.2%	35.1%	19.0%	84.7%
Net income (loss) (US$,000)	18,846	(53,427)	135.3%	47,301	(77,801)	160.8%
Net income (loss) per share (US$)	0.52	(1.62)	132.1%	1.41	(2.57)	154.9%
Net income (loss) per ADS (US$) (1)	0.39	(1.21)	132.1%	1.06	(1.93)	154.9%
ARPU (US$) (2)	24.0	32.3	-25.7%	26.2	37.2	-29.6%
MOU (min) (3)	106.6	96.7	10.2%	105.3	90.6	16.2%
SAC (US$) (4)	35.7	63.9	-44.1%	37.6	73.6	-48.9%

Note:
1. Each ADS represents 0.75 of one share of common stock.
2. ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month.
3. MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.
4. SAC (Subscriber Acquisition Cost) is calculated as dealer commissions, advertising expenses and handset subsidies for the period divided by the number of gross sales during the period.

Significant improvements in VimpelCom's financial and operating results were achieved as a result of rapid subscriber growth with an increasing effect of economies of scale, efficient cost control, decreasing telecommunications equipment costs, improved interconnect agreements with telephone line providers and lower acquisition costs per subscriber. In the fourth quarter of 2001, the Company continued to reduce its direct service costs, bringing its gross margin up to 77.0%, compared to a gross margin of 73.2% recorded in the third quarter of 2001 and a gross margin of 64.4% recorded in the fourth quarter of 2000. This improvement was largely due to further growth in usage of lower-cost federal telephone numbers.

The Company's financial results include the activities of VimpelCom-Region, which reflect the impact of expenses exceeding revenues as the Company's national operations are still predominantly in the phase of network build-out and infrastructure development. Total operating revenues, excluding inter-company transactions, for Moscow stand-alone and VimpelCom-Region in the fourth quarter of 2001 were $130.6 million and $5.3 million, respectively. For the year ended December 31, 2001, these revenues were $416.9 million and $11.0 million, respectively. Net income for Moscow stand-alone in the fourth quarter of 2001 was $23.1 million and VimpelCom-Region's net loss was $2.5 million. For the year ended December 31, 2001, net income was $55.0 million in Moscow and VimpelCom-Region reported a $7.0 million net loss.

- more -

The increase in selling, general and administrative ("SG&A") expenses related primarily to increased sales activity. In 2001, SG&A increased from 33.9% of net revenue in the third quarter to 41.7% in the fourth quarter and, compared to the same period last year, from 40.7% to 41.7%. The increase in SG&A from $30.5 million in the fourth quarter of 2000 to $55.9 million in the fourth quarter of 2001 related to the large increase in subscribers, which grew 42.7% compared to the third quarter of 2001 (third quarter subscribers grew 24.9% compared to the second quarter of 2001). In comparing SACs per sale, however, the Company's 2001 fourth quarter cost was $35.7 compared to $40.9 in the third quarter of 2001 and $63.9 for the fourth quarter of 2000. The decrease in SACs in 2001 as compared to 2000 was primarily due to an increased percentage of sales through the Company's own offices, a decrease in dealer commissions in the beginning of 2001, more efficient advertising and no use of handset subsidies in 2001. The remaining portion of SG&A expense (general and administrative expense) improved from 27.6% of net revenue in the fourth quarter of 2000 to 21.9% of net revenue in the fourth quarter of 2001.

For the year ended December 31, 2001, the Company recorded a $13.4 million provision for doubtful accounts receivable, a 26.1% reduction compared with $18.1 million reported in 2000. This reduction in provision for doubtful accounts and was the result of improved quality of VimpelCom's subscriber base and improved risk management and cash collection procedures.

VimpelCom's total capital expenditures for 2001 were approximately $238.3 million, with $163.1 million spent in the Moscow license area.

The Company's MOU in 2001 was 105.3 minutes, a growth of approximately 16.2% compared to 90.6 minutes reported in 2000. This increase reflected the growth in airtime usage in 2001 in several segments of VimpelCom's subscriber base. ARPU for 2001 was approximately $26.2, a 29.6% decline from $37.2 reported for 2000. The decline in ARPU in 2001 compared to 2000 was primarily due to increased competition, which resulted in the reduction of tariffs and a change in the Company's subscriber mix. The decline in ARPU in the fourth quarter of 2001 compared to the third quarter of 2001 was primarily related to an increased percentage of lower-use subscribers and to roaming revenues which remained at approximately the same level as in the third quarter of 2001. Both factors approximately equally contributed to the decline in ARPU in the fourth quarter of 2001 compared to the third quarter of 2001.

Key Subscriber Statistics

	As of December 31, 2001	**As of December 31, 2000**	**Change, (year-to-year)**	**As of September 30, 2001**	**Change, (quarter-to-quarter)**
Moscow license area	1,911,200	780,100	145.0%	1,357,100	40.8%
Contract	607,500	260,900	132.8%	477,900	27.1%
Prepaid	1,303,700	519,200	151.1%	879,200	48.3%
Regions	200,300	53,500	274.4%	123,000	62.8%
Total Number of Subscribers	2,111,500	833,600	153.3%	1,480,100	42.7%

Churn (quarterly)	6.3%	Not reported	--	6.5%	--

The fourth quarter of 2001 was marked by strong subscriber growth in Moscow as VimpelCom added approximately 554,100 new subscribers, which amounted to a 40.8% growth in a period of three months. As a result, the percentage of VimpelCom's prepaid subscribers in its Moscow subscriber base increased from approximately 64.8% at the end of the third quarter of 2001 to 68.2% at the end of the fourth quarter of 2001. The number of VimpelCom's GSM subscribers in Moscow as a percentage of its overall Moscow subscriber base was 85.8% at the end of 2001.

- more -

The number of the Company's subscribers outside of Moscow increased by almost four times during 2001, as the Company's national expansion gained momentum. VimpelCom-Region, VimpelCom's subsidiary dedicated to national development, launched 15 networks between September 2001 and January 2002, including networks in several key Russian cities, such as Nizhniy Novgorod, Novosibirsk, Kemerovo, Novokuznetsk, Rostov and Saratov. The Company intends to significantly intensify its national expansion in 2002, providing coverage and services to a substantial part of the 85 million people in its licensed territories outside of Moscow.

The Company's annual churn rate in 2001 was 23.0%, which was a significant improvement compared to the Company's churn rate of 34.5% reported for 2000. The Company believes that this improvement was largely due to increased subscriber satisfaction as well as the decline in the contribution of migration from D-AMPS to GSM, which is technically recorded as churn.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The Group's license portfolio covers approximately 70% of Russia's population (100 million people), including the City of Moscow and the Moscow Region. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development, including its plans to strengthen its position in the Moscow license area, its ability to continue to upgrade and expand its national operations and regional wireless networks, most notably by intensifying its regional activities in 2002, and its ability to provide its subscribers with the same high quality services across Russia in a unified nationwide wireless network and are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, most notably in the regions of Russia outside of Moscow, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin
VimpelCom (Moscow)
Tel: 7(095) 974-5888
vgoldin@vimpelcom.com

Sigrid Peterson
Edelman Financial Worldwide
Tel: 1(212) 704-8284
Sigrid.Peterson@edelman.com

-Tables Attached-

Open Joint Stock Company "Vimpel-Communications"
Consolidated Condensed Statements of Operations

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
	(In thousands US dollars, except per share (ADS) amounts)			
Operating revenues:				
Service revenues and connection fees	US$121,368	US$68,928	US$383,321	US$252,333
Sales of handsets and accessories	14,216	8,138	43,228	32,031
Other revenues	322	321	1,347	1,309
Total operating revenues	135,906	77,387	427,896	285,673
Less revenue based taxes	(1,824)	(2,555)	(5,294)	(11,537)
Net operating revenues	134,082	74,832	422,602	274,136
Operating expenses:				
Service costs	18,943	16,283	72,942	60,913
Cost of handsets and accessories sold	11,828	10,340	38,626	34,443
Cost of other revenues	31	40	120	157
Selling, general and administrative expenses	55,915	30,470	149,052	108,482
Depreciation and amortization	16,689	16,654	61,306	60,022
Impairment of long-lived assets	-	66,467	-	66,467
Provision for doubtful accounts	3,609	3,887	13,406	18,148
Total operating expenses	107,015	144,141	335,452	348,632
Operating income (loss)	27,067	(69,309)	87,150	(74,496)
Other income and expenses:				
Other income (loss)	(771)	1,063	(481)	2,152
Interest income	864	2,075	5,733	4,039
Gain (loss) on trading in securities	173	(213)	420	(44)
Interest expense	(6,797)	(6,638)	(26,865)	(21,089)
Net foreign exchange gain (loss)	1,497	(2,320)	(110)	(2,661)
Total other income and expenses	(5,034)	(6,033)	(21,303)	(17,603)
Income (loss) before income taxes and minority interest	22,033	(75,342)	65,847	(92,099)
Provision for income taxes	3,246	(21,919)	18,539	(14,343)
***Minority interest in net earnings (losses)* of subsidiaries**	(59)	4	7	45
Net income (loss)	US$18,846	US$(53,427)	US$47,301	US$(77,801)
Net income (loss) per common share	US$0.52	US$(1.62)	US$1.41	US$(2.57)
Net income (loss) per ADS equivalent	US$0.39	US$(1.21)	US$1.06	US$(1.93)
Weighted average common shares outstanding (thousands)	35,987	33,074	33,642	30,264
EBITDA	US$43,756	US$13,812	US$148,456	US$51,993

Open Joint Stock Company "Vimpel-Communications"
Consolidated Condensed Balance Sheet

	December 31, 2001	December 31, 2000
	(In thousand US dollars)	
Assets		
Current assets:		
Cash and cash equivalents	US$144,172	US$152,141
Short-term investments	920	550
Accounts receivable	49,678	29,666
Other current assets	69,217	53,117
Total current assets	263,987	235,474
Non-current assets		
Property and equipment, net	535,405	356,666
Intangible assets, net	70,926	79,649
Other assets	55,488	28,526
Total non-current assets	661,819	464,841
Total assets	US$925,806	US$700,315
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	US$42,680	US$28,356
Due to related parties	883	2,003
Customer deposits	63,019	33,243
Deferred revenue	1,874	1,747
Bank loans, current portion	17,852	-
Capital lease obligation, current portion	4,208	
Equipment financing obligation, current portion	68,290	34,721
Accrued liabilities	13,035	13,134
Total current liabilities	211,841	113,204
Deferred income taxes	18,214	29,922
Bank loans, less current portion	50,100	66,800
5.5% Senior convertible notes due July 2005	81,027	76,702
Equipment financing obligation, less current portion	56,196	44,541
Minority interest	307	523
Shareholders' equity	508,121	368,623
Total liabilities and shareholders' equity	US$925,806	US$700,315

###